                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*


                      ASCHE TRANSPORTATION SERVICES, INC.
                               (Name of Issuer)

                        COMMON STOCK, PAR VALUE $ .0001
                        (Title of Class of Securities)

                                   04362T100
                                (CUSIP Number)

                             KEVIN C. DOOLEY, ESQ.
                    SENIOR VICE PRESIDENT AND LEGAL COUNSEL
                            CHURCHILL CAPITAL, INC.
                           3100 METROPOLITAN CENTRE
                             333 SOUTH 7TH STREET
                         MINNEAPOLIS, MINNESOTA  55402
                                (612) 673-6708

________________________________________________________________________________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 12, 2000
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

                                  13D
CUSIP No. 04362T00                                Page 2 of ___ Pages
          -----------------                           ---

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      CHURCHILL ENVIRONMENTAL & INDUSTRIAL EQUITY PARTNERS, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,727,778
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,727,778
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,727,778

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No. 04362T00                                      Page 3 of ___ Pages
          -----------------                                 ---

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      CHURCHILL CAPITAL ENVIRONMENTAL L.L.C.

      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,727,778
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,727,778
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,727,778

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No. 04362T00                                        Page 4 of ___ Pages
          -----------------                                   ---

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      CHURCHILL CAPITAL, INC.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MINNESOTA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,727,778
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,727,778
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,727,778

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      53%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------


     This Amendment No. 5 relates to shares of Common Stock, $0.0001 par value per share ("Common Stock"), of Asche Transportation Services, Inc., a Delaware
            ------------
corporation (the "Issuer") with principal offices located at 10214 North Mount
                  ------
Vernon Road, Shannon, Illinois 61078, and is being filed jointly by Churchill Environmental & Industrial Equity Partners, L.P., a Delaware limited partnership ("CEIP"), Churchill Capital Environmental, L.L.C., a Delaware limited liability
  ----
company ("CCE"), and Churchill Capital, Inc., a Minnesota corporation ("CCI",
          ---                                                           ---
and together with CEIP and CCE, the "Reporting Persons").  This Amendment No. 5
                                     -----------------
supplements and amends the statement on Schedule 13D originally filed with the Commission on September 17, 1999, as amended by Amendment No. 1 filed with the Commission on or about October 6, 1999, Amendment No. 2 filed with the Commission on May 24, 2000, Amendment No. 3 filed with the Commission on June 20, 2000, and Amendment No. 4 filed with the Commission on July 19, 2000 ("Amendment No. 4") (as amended, the "Statement").
  ---------------                     ---------

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

     As part of a series of transactions consummated on July 7, 2000, the Issuer issued the Warrant (as defined below) to CEIP in consideration of a $7,000,000 investment by CEIP in Specialty Transportation Services, Inc. ("STS"), a wholly
                                                                ---
owned subsidiary of the Issuer. The proceeds of such investment were used as working capital by STS and to fund an intercompany loan in the amount of $2,250,000 by STS to the Issuer. The source of the funds invested in STS by CEIP, a private investment fund, was investment funds provided to CEIP by its limited partners.


Item 4.  Purpose of Transaction
-------  ----------------------

     As more fully described in Amendment No. 4, on July 7, 2000, CEIP, STS and the Issuer entered into a Note and Warrant Purchase Agreement (the "Purchase
                                                                    --------
Agreement") and related documents and agreements, and the transactions
---------
contemplated thereunder were consummated as of such date. Such transactions included an investment by CEIP in STS in the amount of $7,000,000 in exchange for (a) a senior subordinated convertible promissory note (the "Note")
                                                                ----
convertible at any time into at least 70% but no more than 85% of the common stock of STS and (b) the issuance by the Issuer of a stock purchase warrant (the "Warrant") to acquire 950,000 shares of Common Stock. The Purchase Agreement,
 -------
the Note, the Warrant and other documents relating to the July 7, 2000 transaction were discussed in further detail in and attached as Exhibits to Amendment No. 4.

     On December 12, 2000, CEIP exercised the Warrant and purchased 950,000 shares of Common Stock from the Issuer for $0.01 per share, for an aggregate purchase price of $9,500. As a result of its exercise of the Warrant, CEIP now holds approximately 53% of the issued and outstanding Common Stock.

     On December 20, 2000, CEIP converted the Note into STS equity pursuant to the terms thereof and consequently 14,164,454 shares of common stock were issued by STS to CEIP. Such shares represent approximately 75.89% of the issued and outstanding shares of common stock of STS.


Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

     As of the date of filing of this Amendment No. 5, the Reporting Persons directly own 6,727,778 shares of Common Stock, representing approximately 53% of the outstanding shares of Common Stock on a fully diluted basis.


       Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Persons (or any of them) are the beneficial owners of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                 EXHIBIT INDEX
                                 -------------



     Exhibit 7.1.   Exercise Agreement dated December 12, 2000, effecting CEIP's
     ------------
                    exercise of the Warrant.

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2000


                            CHURCHILL ENVIRONMENTAL & INDUSTRIAL
                            EQUITY PARTNERS, L.P., a Delaware
                            limited partnership

                            By Churchill Capital Environmental, L.L.C., a Delaware limited liability company

                              Its General Partner

                                 By Churchill Capital, Inc.

                                    Its Managing Agent

                                      By:   /s/ Kevin C. Dooley
                                            ------------------------------------
                                         Name:  Kevin C. Dooley
                                         Title: Senior Vice President
                                                and Legal Counsel

                                   SIGNATURE
                                   ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2000


                            CHURCHILL CAPITAL ENVIRONMENTAL, L.L.C.

                              By Churchill Capital, Inc.

                                    Its Managing Agent

                                      By:   /s/ Kevin C. Dooley
                                            ------------------------------------
                                         Name:  Kevin C. Dooley
                                         Title: Senior Vice President
                                                and Legal Counsel

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2000


                                   CHURCHILL CAPITAL, INC.

                                        By:   /s/ Kevin C. Dooley
                                              ----------------------------------
                                           Name:  Kevin C. Dooley
                                           Title: Senior Vice President
                                                  and Legal Counsel